

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: Model Performance Mini Corp.**
> **Registration Statement on Form F-4**
> **Filed August 29, 2022**
> **File No. 333-267125**

Dear Ms. Shie:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-4 filed August 29, 2022

Risk Factors
The loss of or a substantial reduction in activity..., page 66

1. For the related party customer that contributed 11%, 16% and 29% of MMV's revenue in 2020, 2021 and for the six months ended June 30, 2022, please identify the customer, summarize the material terms of your material agreements with this customer, and tell us what consideration you have given to filing any material agreements you have with this customer. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

<u>General</u>

2.   Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People's Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Jane Tam